FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	February 4, 2026	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1.	News Release February 4, 2026

NEWS RELEASE

CN’s 2025 Annual Financial Statements and Annual Information Form available on Company Website

MONTREAL, February 4, 2026 — CN (TSX: CNR) (NYSE: CNI) announced today that the Company’s 2025 Annual Financial Statements, Notes thereto and Management’s Discussion and Analysis, and its 2025 Annual Information Form and Form 40-F, have been filed with Canadian and U.S. securities regulators and are now available in the “Investors” section of its website, www.cn.ca/investors.

Printed copies of CN’s 2025 Annual Financial Statements, Notes thereto and Management’s Discussion and Analysis will also be available to shareholders free of charge upon request.

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:

Media	Investment Community
Ashley Michnowski	Jamie Lockwood
Senior Manager	Vice-President
Media Relations	Investor Relations and Special Projects
(438) 596-4329	(514) 399-0052

media@cn.ca	investor.relations@cn.ca